INVEST IN **SENIC (YC)**

Smart home controls for Philips Hue, Sonos and more



senic.com Palo Alto CA

Retail | Hardware | Technology | Y Combinator | Music

LEAD INVESTOR



Jan Senderek Jan Senderek, CEO at Frond (frond.com)

I've been involved in the tech industry as a serial entrepreneur for more than 15 years. My previous startup sold to Dropbox where I've been able to observe a number of startup acquisitions. Senic shows many similarities to these startups. I've known Tobias and his team for many years, have watched them go through Ycombinator as a fellow Alumni and I'm absolutely thrilled to see how far they have come. They have shown incredible grit, always focused on quality and can now show for an amazing growth story. I've seen many hardware startups die but Senic is one of the view outstanding companies that have clearly found the right path. I've also been a user of their products for many years and my wife and I use multiple of their products daily. Most recently we've been given Muse blocks to beta test and we've been blown away - they have absolutely reignited our love for playing music at home. I cannot wait to see what the team at Senic has up their sleeves next.

Invested $1,000 this round & $10,000 previously

Highlights

1. 💸$7M+ lifetime revenue, 70%+ yearly growth
2. 💥Shipped 100,000+ units, most customers have 3+ products
3. 💫95%+ of customers use products daily
4. ✅Available in 250+ physical stores + growing
5. 🏆Won multiple Red Dot Design Awards, German Design Award
6. 🏡Manufactured in family-owned German lab and factory
7. 🌱Backed by Y Combinator, partnered w/ Sonos + Philips Hue
8. 📈$323 Billion total addressable market

Our Team

Our Team



Tobias Eichenwald CEO

Tobias is a designers / programmer / maker who grew up building traditional building automation systems. Prior to Senic, he worked in technology companies in Germany, Mexico and Korea, has won multiple design awards and was part of YCombinator.

We come from a long family tradition of hardware manufacturing and building automation. During our summer holidays, we would cut slits into walls and pull cables through them to connect devices. We know the problems in the market, but we continue to see how complicated smart home can be. We want to change that.



Felix christmann   Industrial Design

Felix grew up in his father's carpentry studio. He moved on to study industrial design and conducted research on human computer interaction working with institutions like the German Research Center for Artificial Intelligence.



Philip Michael Ides   CTO, Electrical Engineer

During school summer holidays, Philip would solder PCBs in his families manufacturing facilities. He later studied electrical engineering and worked for companies like Audi in China and conducted research on quantum computers in Berkeley.

Smart Home meets Design



The Problem

Even though the Smart Home market is over \$100B and growing to 5x in the next 6 years, we know that using smart home systems can be frustrating, complicated and distracting.

Smartphone and voice-enabled systems have their place but often come with big disadvantages. We've all experienced the frustration of 'smart' technology when tapping through 10 steps on your phone to turn on a light instead of flipping a switch. Or a loud voice assistant startling your partner while they sleeps next to you is a recipe for disaster.
Consumers want a 3rd category of controls: **haptic controls**.

It's similar to reading a book. Some people prefer a physical book, some use a kindle, some prefer audiobooks and some read their books on a smartphone. Many people use several of these methods, depending on the situation they find themselves in.

It's the same same with physical controls like our switches and upcoming products. People want physical objects to trigger reliable actions. Join us as we bring next generation convenience to fix next to voice commands and your smartphone.

Existing Products

We currently have 2 main products on the market.
Our **Friends of Hue Indoor Switch** reliably controls the entire Philips Hue Universe. The wireless switch also works with any Homekit compatible device or scene via the Philips Hue bridge.



The switch does not require any cables, uses energy harvesting technology and never needs to be charged.

Our **Friends of Hue Outdoor Switch** is designed for the outdoors. It has the same features as the indoor switch but with the addition of water resistance (IP44 certified). It's the only outdoor smart home switch on the market and won the Red Dot Design Award in 2021.



Future Products & Services

We also have several products currently in development. Part of the funding is going towards development, tooling & certification of these products:

Friends of Hue - North American Form Factor

With the same great features as the 'Friends of Hue' Switch, we are designing the product to fit the standard North American template.

Smart Home Switch for Homekit & Matter

We are currently developing the second generation of our smart switches. We are upgrading the electronics and firmware to unlock more features and deeply integrate with HomeKit and Project Matter to broaden our addressable market.





Project Matter unifies all the major smart home manufacturers and is set to become the new standard. Incorporating Project Matter functionality allows us to meet the needs of Philips Hue and SONOS customers, collaborate with hundreds of compatible brands and branch into use cases beyond lighting and sound (e.g. AC systems, heating, etc.). The new product allows us to address millions of new customers. The Project Matter switch will be available in all 3 form factors (Indoor, Outdoor, American).



Muse Blocks

Through past products, we learned one clear thing. Not everything was bad about CDs or LPs. Only having access to 10 specific songs is no longer enough; but there are many elements about it that people love. The simplicity of use, the beauty of cover art or the social element of exchanging music is something that people miss. With Muse Blocks we are combining the best of both worlds.



In the first step, you can simply tap a Muse Block with your phone to play Music on your SONOS system (above left)

We just released the first version together with Sonos. We secured a licensing and distribution deal with them that allows us to create Muse Blocks for their streaming service called Sonos Radio. These are now available and are officially "works with Sonos" certified. Next, we plan to allow users to play content from Spotify and Apple Music and have many new features and collaborations with artists planned.

The next product is a standalone Muse Blocks Player (above right), a futuristic vinyl turntable. To trigger your favorite playlist, simply drop a Muse Block onto the player to play music on SONOS. The Muse Blocks Player delivers the music you want without fumbling through smartphone apps.

Muse Blocks NFTs

Muse Blocks create **the new standard for physical interactions with digital content**. Muse Blocks go beyond creating a cool experience for consumers by helping musicians. Artists struggle to make a living off streaming royalties and the market to sell physical formats of their music is so small because very few fans have a CD or record player.



Artists use streaming services like Spotify, Apple Music and Soundcloud which are incredible for discovery and building an audience. Artists have a very hard time making a living wage through those services. That's where 'Muse Blocks Music' come in which will continue to explore in 2022. 'Muse Blocks Music' enables artists to sell physical Muse Block to actual fans who want to support their favorite artist. Embedded into each unique Muse Blocks is a non-fungible token (NFT) which enables the fan to experience exclusive content like a live concert, hidden tracks, or other Web3 interactions. The Muse Block NFT becomes the 'key' for fans unlock the content which they purchased. Artists can also use the NFT to build the relationship with their fans by offering airdrops in the form of access to exclusive concerts, backstage entrance, or special offers. Fans can of course trade and sell their Muse Blocks NFTs and the artist will continue to be rewarded for future transactions.

Our Traction



Since the release of our products, we've been growing at an average of over **70% year over year**. With the release of our new products, this rate can increase. In 2021, we've reached $3.3M with **accumulative revenue of over $7M.**

Our additional traction highlights include:

- Shipped 100K+ units to customers

- Most customer have more than 3 products

- 95% of customer with daily usage

- 10% of customers returning customers looking to expand their system

- Available in over 150 physical stores and growing

- 4.6 and 4.8 stars on Amazon

  - 5 products from idea to market and scale

  - Recipient of 2 Red Dot Design awards and German Design award

  - Material Financing covered through manufacturing partner

  - Backed by Y Combinator, American and European investors

  - Official Partnership with market leaders like Sonos and Philips Hue

Our Go-to-Market Strategy



GIRA + Senic Friends of Hue Smart
★★★★☆ ~ 889
69,00€

GIRA + Senic Friends of Hue Outdoor
★★★★☆ ~ 73
79,00€

We're following a strategy very similar to our partner companies like Sonos or Philips Hue. In the first step, we focus on end consumers. This way, we gain a lot of reach and awareness.

Current channels:

- Sales through our website www.senic.com

- Amazon (currently 5 countries and growing)

- Many other online and offline resellers (e.g. Tink, MediaMarkt, Saturn, Gravis, Power, etc.)

In the second step, we expand to the professional segment (installers, architects, builders, hotels, etc.), who are installing smart home and speaker systems directly into homes.

We will continue to focus on consumer channels in the coming years, but will branch into the professional segment similar to the Sonos and Philips Hue sales strategy.

Market, Competitive Landscape & Defensibility



Total Addressable Market
$323 Billion



Competitive Landscape for our Smart Switch Product Line

There are a number of companies addressing smart home switches, including traditional lighting manufacturers & other startups. We develop the core technology and sell direct to consumer to capture high margins and license our products through partners to capture market volume.

Differentiators from traditional lighting manufacturers:

- We have an exclusive partnership with one of the largest switch manufacturers (Gira) in the world which gives us an unfair advantage to address their install base of over 100M homes

- Most light switch manufacturers don't have internal developments units which develop new smart home technology. Instead these light switch manufacturers buy smart home technology from companies like Senic.

- We see most 'competitors' as partners.

Differentiators from other startups:

- Our current products do not require any batteries (energy harvesting technology)

- Highest Level of Design and Quality in the Market

- Suitable for consumer space but also professional segment (e.g. Hotels etc)



Team Senic (Felix and Philip) at CEDIA, Colorado when we launched the first generation Muse Blocks

Competitive Landscape for Muse Product Line

Muse Blocks are completely new and unique. There are no direct competitors. Indirect competitors include alternative solutions including smartphones or voice recognition.

As explained in the intro, the goal is not to replace these alternative solutions, but to raise awareness on the value of haptic controls.

Defensibility

We treat defensibility on a multi-angle strategy:

- We have 2 patents on Muse Blocks and are starting to grow our patent portfolio

- Our products are extremely high quality, which is hard to replicate

- Complex software protects us from cheap knock-offs

- Partnerships like our license agreement with Sonos give us an exclusive edge

- Our software is creating platform lock-ins that make it attractive to stay on our platform from a customer standpoint (direct integrations that do not exist elsewhere) but also for content creators (e.g. when artists have unique and valuable analytical data about usage)

- We continue to focus on speed, implementing systems that allow us to move faster than the competition

Our Finances

Revenue

As mentioned before, we're growing at an average of +70% in revenue year over year and have reached an accumulative sum of over $7000,000.

Fixed Cost & Operating Profit

We've stayed frugal over the years and run our company at $80K per month which is mostly going towards salaries (ca. $60K) and some smaller fees like insurances or software services.

On top of this, we have marketing costs which vary depending on the cost to acquire a customer (roughly $20K per month at the moment).

In order to keep fixed cost low and still continue scaling, we're working with a number of external partners (like our manufacturing partner instead of having internal assembly workers). This slightly increases our per device cost but allows us to continue scaling without increasing our fixed cost significantly.

Senic is growing its revenue continuously and this trend is very likely to continue. We're now moving into profitability in 2022 with the help of the Wefunder financing, giving us an extended runway.*

Forward-looking projections cannot be guaranteed.

Material Financing

One of the very special things about Senic is our material financing partnership. Usually, companies need to pay for materials, turn them into a product and then generate revenue from those products. This is a heavy financial burden for companies, especially as they grow. Many startups like Pebble have famously died from this. At Senic, we've secured an agreement with one of our partners who pre-finances all of our materials. Essentially this means that we only pay for materials once we've generated the revenue which actually gives us an extra financial boost. It also means that all investment is going into sales and development rather than financing materials

Investment

While we've shown very healthy growth, we've always operated with very little financial resources which hasn't allowed us to make some important investments that allow us to grow faster.

However, now that we've outsourced our manufacturing and stabilised many systems, there are a number of very obvious, low hanging fruits to pick. This is what the funding from Wefunder is dedicated to!

- Buy tools and pay for certification for some of the new product releases mentioned above.

- Create a safety buffer towards our profitability in case things go differently as expected (some things always do)

- Hire a Salesperson (we had to stop reaching out to more resellers since we didn't have any time - this way we can grow our distribution network)

- Hire a COO - Currently the founders are still taking care of functions like Finance and HR instead of focusing on Sales and Product Development. This will help to focus our resources and improve our organizational excellence including investor relations and reporting.

- Close Partnership with Agencies to grow advertisement business and Content business

Our Founding Story



Felix, Tobias and Philip (from left to right), the three founders of Senic come from a long family tradition in designing and manufacturing hardware. Before Senic, the three friends worked on things like quantum computers and human computer interaction with companies like Audio, Merck or the German Research Center for Artificial Intelligence. Philip and Tobias know each other from a scholarship program in which they worked for technology companies in Asia. Tobias and Felix are friends from back home.

A few years ago, we started seeing a concerning trend. We had dinner and one of our friends was spending the entire time on his phone and we couldn't get him off. Physically he was there but he was not with us. We're all guilty of the same issue but it made us realize how bad it got. The smartphone has brought so much convenience and benefits to our lives but it has come with a number of benefits. "Attention Designers" at large tech companies design apps with the human psychology in mind and in a way that we spend more and more time in front of screens. Today, the average adult spends more than 8 hours a day in front of screens and negative side effects like distraction, isolation and depression are on the rise.

We believe that technology should support us in our creativity, relationships or well-being but should do so from the background with us humans at it's center.

Join us in reimagining smart home controls and we live in the future!

